

March 4, 2010

<u>Via U.S. mail and facsimile</u>

Perry Leopold, Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Landale, Pennsylvania 19446

      Re: **North Bay Resources Inc.**
               Registration Statement on Form S-1
               Filed February 11, 2010
               File No. 333-164860

Dear Mr. Leopold

       We have reviewed your filing and have the following comment. For the reason discussed below, we will not perform a detailed examination of the registration statement at this time, and have limited our review of your filing to the issue addressed in our comment below.

<u>Form S-1</u>

<u>General</u>

1.   We note that you are attempting to register shares issuable pursuant to an equity line. As you have already offered the equity line shares to Tangiers Investors and you are not eligible to rely on Rule 415(a)(x) or Rule 415(a)(4), you may not register this transaction as a primary offering. In addition, our accommodations with respect to the registration of equity lines as an indirect primary offering do not extend to initial public offerings or companies whose securities are only quoted on the Pink Sheets. As you cannot register the transaction in its current form, please withdraw this registration statement. You can refile at a later time a form of transaction that you are eligible to register, such as the resale of the equity line securities after each put.

<u>Closing Comments</u>

       You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551- 3611.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (561) 488-7623
        Christopher K. Davies, Esq.